FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2019 third quarterly report of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 23, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIRD QUARTERLY REPORT OF 2019

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Shu Yinbiao (legal representative), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2.	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	404,693,037,659	403,441,456,827	0.31
Equity holders’ equity attributable to equity holders of the Company	90,415,225,678	83,234,629,238	8.63

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
	(January to September)	(January to September)
			(%)

Net cash flows generated from operating activities	28,445,825,922	22,366,262,167	27.18

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
	(January to September)	(January to September)
			(%)

Operating Revenue	127,232,482,273	125,989,106,036	0.99
Net profit attributable to equity holders of the Company	5,389,071,929	1,988,919,775	170.95
Net profit after deducting non-recurring items attributable to equity holders of the Company	4,816,366,750	1,763,536,226	173.11
Return on net assets (weighted average) (%)	6.27	2.63	Increase by 3.64 percentage points
Basic earnings per share (RMB per share)	0.32	0.12	166.67
Diluted earnings per share (RMB per share)	0.32	0.12	166.67

Non-recurring items and amounts:
☑ Applicable    ◻ Not applicable

(Amounts: in RMB Yuan)

Items	Total amount of Current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes

Gains from disposal of non-current assets	(1,225,228)	13,565,423
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	174,240,768	563,323,003
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities.	5,270,379	31,906,456
Reversal of provision for doubtful accounts receivable individually tested for impairments	408,055	1,486,955
Other non-operating income and expenses excluding the above items	92,653,901	102,237,605
For the nine months ended 30 September 2019, other non- operating income besides the above items mainly include the income from reimbursement of tenure tax and carbon emissions quotas transfer income, and the other non-operating expense of the company and its subsidiaries mainly include donations, fines etc.

Other non-recurring items	61,255,871	58,651,923
For the nine months ended 30 September 2019, other non-recurring items mainly include interest income on loans to joint ventures and associates, entrusted management fee, trusteeship management income and investment income from disposal or deregistration of subsidiaries.

Receipt of compensation of loan guarantee	–	107,055,891

Impact of non-controlling interests, net of tax	(45,173,437)	(113,903,337)
Tax impact of non-recurring items	(69,924,609)	(191,618,740)

Total	217,505,700	572,705,179

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	84,315
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	32.28	–	Nil	–	State-owned entity
HKSCC Nominees Limited	4,103,417,085	26.14	–	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	9.91	–	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36	–	Nil	–	State-owned entity
China Securities Finance Corporation Limited	492,186,504	3.14	–	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.01	–	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.65	–	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	321,814,185	2.05	–	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81	–	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	225,910,000	1.44	–	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
		Type and number of shares
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,103,417,085	Overseas listed foreign invested shares	4,103,417,085
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Securities Finance Corporation Limited	492,186,504	RMB denominated ordinary shares	492,186,504
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Fujian Investment Development Group Limited Liability Company	321,814,185	RMB denominated ordinary shares	321,814,185
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	RMB denominated ordinary shares	284,204,999
Dalian Municipal Construction Investment Company Limited	225,910,000	RMB denominated ordinary shares	225,910,000

Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	–

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

◻ Applicable    ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable    ◻ Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1.
Advances to suppliers as at the end of the period increased by 27.57% compared with the end of last year, mainly due to the increase in the prepayment of coal by means of notes by the Company’s subsidiaries so as to lock in preferential prices in the current period.

2.
Other equity instrument investments as at the end of the period decreased by 51.86% compared with the end of the last year, mainly due to disposal of the equity investment in Jinxing Energy of the Company in the current period.

3.
Investment property as at the end of the period increased by RMB444 million compared with the end of the last year, mainly due to the Company’s subsidiaries changed the use of their office building from self-use to rental, so the related fixed assets were transferred to investment property.

4.
Derivative financial liabilities (short-term) as at the end of the period increased by 30.63% compared with the end of the last year, mainly due to the decrease in the fair value of fuel swap contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

5.
Notes payable as at the end of the period increased by 64.62% compared with the end of the last year, mainly due to the Company’s subsidiaries, which were under construction and major in new energy, prepaid for equipment by means of notes payable.

6.
Contract liabilities as at the end of the period decreased by 52.89% compared with the end of the last year, mainly due to the Company’s subsidiaries’ advance of heating fee transferred to operating revenue.

7.
Liabilities held for sale as at the end of the period decreased by 41.00% compared with the end of the last year, mainly due to the repayment of borrowings by the Shandong Power’s subsidiary, one of the Company’s subsidiaries.

8.
Long-term payables as at the end of the period decreased by 61.36% compared with the end of the last year, mainly due to the Company and its subsidiaries’ finance lease payables transferred to lease liabilities, upon adoption of the new lease standard.

9.
Other comprehensive income as at the end of the period increased by RMB146 million compared with the end of the last year, mainly due to fluctuation in other comprehensive income of the Company’s long-term equity investments in the associates and joint ventures, such as Shenneng Energy, which were accounted for using equity method.

(b)	Fluctuation analysis of the consolidated income statement items

1.
Selling expenses increased by RMB54 million compared with the same period of last year, mainly due to the Company’s sales companies went into operation as a response to the marketization of power industry.

2.
Investment income increased by RMB995 million compared with the same period of last year, mainly due to the increase in the investment income of the Company’s long-term equity investments in the associates and joint ventures, such as Shenzhen Energy Group Co., Ltd. and HaiNan Nuclear Power Co., Ltd, which were accounted for using equity method.

3.
Non-operating income increased by RMB271 million compared with the same period of last year, mainly due to the receipt of indemnity of a previous guarantee for repayment of due debts by a subsidiary of Shandong Power, the Company’s subsidiary.

4.
Non-operating expenses decreased by 66.23% compared with the same period of last year, mainly due to the disposal of assets related to supply of water, power and heating and property management by the Company’s subsidiaries in the same period of last year.

5.	Income tax expense increased by 79.39% compared with the same period of last year, mainly due to the increase of profit before tax in the current period.

(c)	Fluctuation analysis of the consolidated cash flow statement items

1.
The net cash in-flow from operating activities increased by 27.18% compared with the same period of last year, mainly due to the decrease of fuel price, resulting in the decrease of cash paid for purchasing goods.

2.	The net cash out-flow from investment activities increased by 26.08% compared with the same period of last year, mainly due to the increase in investing cleaning energy projects.

3.	The net cash out-flow from financial activities increased by RMB7,144 million compared with the same period of last year, mainly due to the increase in net repayment in the current period.

3.2	Analysis and description of significant events and their impacts and solutions
☑ Applicable    ◻ Not applicable

(1)
On 9 July 2019, the Company completed the issuance of “2019 Public Offering of Corporate Bonds (Phase II) of Huaneng Power International, Inc.”. The issuance scale of the bonds is RMB1.7 billion, with product type of three-year maturity at the coupon rate of 3.55%. The bonds have been listed on the Shanghai Stock Exchange’s centralized bidding system trading market and fixed-income securities integrated electronic platform since 17 July 2019, for trading by qualified investors.

For details, please refer to the relevant announcement published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn) on 10 July 2019.

(2)
The Company completed the non-public issuance of A shares on 15 October 2018. According to the Shanghai Stock Exchange Listing Rules, the newly issued 497,709,919 shares were restricted shares, with a lock-up period of 12 months from the date of completion of the issue. The above shares are held by seven shareholders, i.e. PICC Asset Management Company Limited (PICC Life Insurance Company Limited – Traditional – General Insurance Products), Shanghai Electric Group Co., Ltd., China Energy Engineering Group Co., Ltd., Harbin Electric Company Limited, JT Asset Management Co., Ltd., Dongfang Electric Co., Ltd. and Shaanxi Coal and Chemical Industry Group Co., Ltd., respectively. On 15 October 2019, the above-mentioned restricted shares were listed for circulation.

For details, please refer to the relevant announcement published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn) on 27 September 2019.

3.3	Undertaking not performed in time during the reporting period

◻ Applicable    ☑ Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

◻ Applicable    ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Shu Yinbiao
Chairman

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
23 October 2019

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER 2019

Amounts: In RMB Yuan, Except as noted

	30 September 2019	31 December 2018	30 September 2019	31 December 2018
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Bank balances and cash	15,891,124,444	15,832,787,528	1,930,233,913	4,312,255,194
Derivative financial assets	38,428,920	28,734,966	–	–
Notes receivable	4,379,793,531	4,621,180,175	570,500,000	508,030,000
Accounts receivable	23,670,064,797	24,657,757,708	4,976,864,732	5,128,966,718
Advances to suppliers	1,602,871,729	1,256,434,562	116,913,852	145,247,259
Other receivables	1,585,376,637	1,517,098,960	4,240,419,032	4,170,912,861
Inventories	9,214,918,187	9,543,691,175	2,710,350,805	2,546,965,245
Contract assets	4,380,706	11,057,534	–	–
Assets held for sale	650,684,188	647,947,685	–	–
Current portion of non-current assets	1,585,535,057	1,425,124,547	540,058,022	550,832,000
Other current assets	1,943,923,665	2,257,252,686	8,583,520,229	8,413,662,641

Total current assets	60,567,101,861	61,799,067,526	23,668,860,585	25,776,871,918

NON-CURRENT ASSETS
Derivative financial assets	10,726,347	5,969,775	–	–
Long-term receivables	12,271,212,402	12,045,303,915	1,163,990,892	183,990,892
Long-term equity investments	20,665,239,676	19,370,297,109	86,291,128,267	80,353,781,383
Other equity instrument investments	1,002,956,335	2,083,419,153	972,781,390	2,052,793,530
Investment property	676,252,386	232,553,979	149,252,521	154,793,943
Fixed assets	239,107,657,921	246,317,446,847	48,007,194,345	50,984,612,447
Construction-in-progress	31,135,819,907	26,020,192,536	1,556,101,698	1,118,058,392
Right-of-use assets	2,979,951,915	–	353,414,576	–
Intangible assets	13,845,375,449	13,805,698,991	1,676,565,569	1,498,640,599
Goodwill	12,702,346,959	12,422,676,098	–	–
Long-term deferred expenses	187,801,137	334,170,020	30,213,782	36,047,861
Deferred income tax assets	3,041,446,981	3,143,464,591	516,683,993	456,945,022
Other non-current assets	6,499,148,383	5,861,196,287	22,734,296,242	23,165,700,586

Total non-current assets	344,125,935,798	341,642,389,301	163,451,623,275	160,005,364,655

TOTAL ASSETS	404,693,037,659	403,441,456,827	187,120,483,860	185,782,236,573

	30 September 2019	31 December 2018	30 September 2019	31 December 2018
LIABILITIES AND EQUITY HOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	72,339,211,157	61,038,772,250	35,267,990,000	22,875,000,000
Derivative financial liabilities	410,144,938	313,984,135	–	4,117,920
Notes payable	3,636,409,539	2,209,002,236	–	–
Accounts payable	11,570,257,259	12,474,704,811	2,737,177,048	3,255,404,176
Contract liabilities	931,261,378	1,976,646,844	75,207,671	246,742,325
Salary and welfare payables	675,412,141	659,111,311	169,637,979	150,609,594
Taxes payable	1,465,143,525	1,474,437,034	311,103,464	114,945,647
Other payables	17,938,632,999	20,590,886,194	2,472,474,142	3,190,514,095
Liabilities held for sale	215,024,195	364,432,558	–	–
Current portion of non-current liabilities	19,581,878,330	25,089,976,183	2,078,301,732	7,983,356,032
Other current liabilities	13,517,190,977	12,014,262,435	13,272,628,899	11,703,301,936

Total current liabilities	142,280,566,438	138,206,215,991	56,384,520,935	49,523,991,725

NON-CURRENT LIABILITIES
Long-term loans	113,261,393,591	129,548,160,984	9,044,225,893	25,367,936,169
Derivative financial liabilities	249,222,202	231,307,924	–	–
Bonds payable	30,789,864,048	25,984,663,376	30,789,864,048	25,984,663,376
Lease liabilities	2,078,466,371	–	279,855,406	–
Long-term payables	758,351,630	1,962,430,235	45,574,453	124,629,172
Long-term employee benefits payable	69,057,649	69,842,803	–	–
Provision	32,645,225	38,678,329	7,501,716	12,155,689
Deferred income	2,143,072,195	2,314,950,550	1,117,431,716	1,241,962,525
Deferred income tax liabilities	993,188,360	1,050,325,686	–	–
Other non-current liabilities	2,173,613,897	2,248,681,706	284,622,133	312,667,905

Total non-current liabilities	152,548,875,168	163,449,041,593	41,569,075,365	53,044,014,836

TOTAL LIABILITIES	294,829,441,606	301,655,257,584	97,953,596,300	102,568,006,561

	30 September 2019	31 December 2018	30 September 2019	31 December 2018
LIABILITIES AND EQUITY HOLDERS’ EQUITY (CONTINUED)	Consolidated	Consolidated	The Company	The Company

EQUITY HOLDERS’ EQUITY
Share capital	15,698,093,359	15,698,093,359	15,698,093,359	15,698,093,359
Other equity instruments	13,004,138,525	10,077,395,833	13,004,138,525	10,077,395,833
Including: perpetual corporate bonds	13,004,138,525	10,077,395,833	13,004,138,525	10,077,395,833
Capital surplus	18,336,559,246	18,336,973,593	13,214,419,337	13,214,419,337
Other comprehensive income	215,295,102	69,628,638	768,660,259	757,081,751
Special reserves	98,908,589	64,592,036	79,558,461	49,805,436
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	34,875,956,119	30,801,671,041	38,215,742,881	35,231,159,558

Equity holders’ equity attributable to equity holders of the Company	90,415,225,678	83,234,629,238	89,166,887,560	83,214,230,012
Non-controlling interests	19,448,370,375	18,551,570,005	–	–

Total equity holders’ equity	109,863,596,053	101,786,199,243	89,166,887,560	83,214,230,012

TOTAL LIABILITIES AND EQUITY HOLDERS’ EQUITY	404,693,037,659	403,441,456,827	187,120,483,860	185,782,236,573

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Shu Yinbiao	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER 2019

Amounts: In RMB Yuan, Except as noted

	For the quarter ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Operating revenue	43,815,108,598	43,303,403,409	12,407,392,068	13,228,956,019
Less: Operating cost	37,406,907,117	38,459,467,422	10,533,847,339	11,591,064,252
Tax and levies on operations	430,110,463	494,165,031	129,882,004	154,692,521
Selling expenses	28,138,739	8,939,940	2,654,379	1,889,675
General and administrative expenses	1,034,041,181	941,968,028	386,854,929	387,479,194
Research and development expenses	27,333,670	2,165,003	29,077,031	1,615,283
Financial expenses	3,021,387,988	2,726,204,483	990,766,508	1,206,401,634
Add: Other income	97,047,146	132,621,771	43,513,792	43,023,124
Investment income/(loss)	427,737,862	(228,686,868)	1,284,551,183	584,091,449
Including: Investment income/(loss) from associates and joint ventures	357,858,397	(229,517,994)	301,084,296	83,477,428
Gain on fair value changes of financial assets/liabilities	(1,801,894)	(6,758,636)	–	–
Credit loss	(284,530)	(1,465,805)	–	–
Asset impairment loss	(15,007,604)	(174,039,798)	–	81,183
Gain on disposal of assets	5,080,538	34,784,756	4,853,292	–

Operating profit	2,379,960,958	426,948,922	1,667,228,145	513,009,216
Add: Non-operating income	174,091,106	8,861,677	13,591,402	2,512,652
Less: Non-operating expenses	33,756,949	119,223,224	4,469,382	39,439,097

Profit before tax	2,520,295,115	316,587,375	1,676,350,165	476,082,771
Less: Income tax expense	609,278,263	287,765,576	194,905,192	44,140,852

Net profit	1,911,016,852	28,821,799	1,481,444,973	431,941,919

(1) Classification according to the continuity of operation Continuous operating net profit	1,911,016,852	28,821,799	1,481,444,973	431,941,919

(2) Classification according to ownership
Attributable to:
Equity holders of the Company	1,569,073,037	(143,891,187)	1,481,444,973	431,941,919
Non-controlling interests	341,943,815	172,712,986	–	–

	For the quarter ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.09	(0.01)	–	–
– Diluted earnings per share	0.09	(0.01)	–	–

Other comprehensive (loss)/income, net of tax	(80,941,965)	459,023,674	20,450,974	(53,417,682)

Other comprehensive (loss)/income (net of tax) attributed to equity holders of the company	(183,494,778)	454,487,574	20,450,974	(53,417,682)

Other comprehensive income/(loss) (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss	15,312,640	(90,250,192)	16,041,201	(90,358,323)
Including
Share of other comprehensive income of the equity- accounted investee that may not be reclassified to profit or loss	(151,140,424)	(90,358,323)	(151,140,424)	(90,358,323)
Gains arising from changes in fair value of other equity instrument investments	166,453,064	108,131	167,181,625	–
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss	(198,807,418)	544,737,766	4,409,773	36,940,641
Including:
Share of other comprehensive income/(loss) of investees accounted for under the equity method	1,934,882	36,516,250	1,934,881	36,516,250
Effective portion of cash flow hedges	(396,560,222)	(3,128,954)	2,474,892	424,391
Translation differences of the financial statements of foreign operations	195,817,922	511,350,470	–	–

Other comprehensive loss, net of tax, attributable to non- controlling interests	102,552,813	4,536,100	–	–

Total comprehensive income	1,830,074,887	487,845,473	1,501,895,947	378,524,237

Attributable to:
Equity holders of the Company	1,385,578,259	310,596,387	1,501,895,947	378,524,237
Non-controlling interests	444,496,628	177,249,086	–	–

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Shu Yinbiao	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019

Amounts: In RMB Yuan, Except as noted

	For the nine months ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Operating revenue	127,232,482,273	125,989,106,036	35,230,709,624	38,618,596,512
Less: Operating cost	107,141,874,870	110,237,978,214	29,472,056,746	33,683,937,653
Tax and levies on operations	1,354,049,257	1,385,542,542	392,634,451	447,801,483
Selling expenses	76,550,325	22,592,907	12,098,842	14,112,924
General and administrative expenses	2,922,335,993	2,806,354,171	1,149,134,770	1,217,188,855
Research and development expenses	36,029,275	6,606,056	33,894,392	5,364,402
Financial expenses	8,523,801,632	7,874,578,712	2,912,227,411	3,310,396,193
Add: Other income	493,046,091	406,147,190	132,932,066	133,296,923
Investment income	1,163,369,319	168,632,119	3,517,682,377	1,631,575,875
Including: Investment income from associates and joint ventures	1,082,704,638	156,790,755	989,369,619	383,940,460
Gain/(loss) on fair value changes of financial assets/liabilities	15,808,042	(8,246,198)	–	–
Credit loss	964,542	(3,243,755)	–	–
Asset impairment loss	(259,240,058)	(173,790,558)	–	(88,038)
Gain on disposal of assets	10,561,845	36,705,661	8,634,304	–

Operating profit	8,602,350,702	4,081,657,893	4,917,911,759	1,704,579,762
Add: Non-operating income	335,822,790	64,542,703	20,824,595	15,467,489
Less: Non-operating expenses	53,248,804	157,684,763	10,517,367	45,445,407

Profit before tax	8,884,924,688	3,988,515,833	4,928,218,987	1,674,601,844
Less: Income tax expense	2,115,803,314	1,179,466,674	628,813,302	188,678,789

Net profit	6,769,121,374	2,809,049,159	4,299,405,685	1,485,923,055

(1) Classification according to the continuity of operation Continuous operating net profit	6,769,121,374	2,809,049,159	4,299,405,685	1,485,923,055

(2) Classification according to ownership
Attributable to:
Equity holders of the Company	5,389,071,929	1,988,919,775	4,299,405,685	1,485,923,055
Non-controlling interests	1,380,049,445	820,129,384	–	–

	For the nine months ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.32	0.12	–	–
– Diluted earnings per share	0.32	0.12	–	–

Other comprehensive income/(loss), net of tax	678,390,276	277,134,229	680,305,008	(235,736,926)

Other comprehensive income/(loss) (net of tax) attributed to equity holders of the company	814,392,964	292,273,321	680,305,008	(235,736,926)

Other comprehensive income/(loss) (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss	674,701,807	(136,819,040)	675,052,100	(136,405,528)
Including
Share of other comprehensive income of the equity- accounted investee that may not be reclassified to profit or loss	384,467,080	(136,405,528)	384,467,080	(136,405,528)
Gains arising from changes in fair value of other equity instrument investments	290,234,727	(413,512)	290,585,020	–
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss	139,691,157	429,092,361	5,252,908	(99,331,398)
Including:
Share of other comprehensive income/(loss) of investees accounted for under the equity method	2,164,469	(110,678,151)	2,164,468	(110,678,151)
Effective portion of cash flow hedges	(75,215,176)	222,233,496	3,088,440	11,346,753
Translation differences of the financial statements of foreign operations	212,741,864	317,537,016	–	–

Other comprehensive loss, net of tax, attributable to non- controlling interests	(136,002,688)	(15,139,092)	–	–

Total comprehensive income	7,447,511,650	3,086,183,388	4,979,710,693	1,250,186,129

Attributable to:
Equity holders of the Company	6,203,464,893	2,281,193,096	4,979,710,693	1,250,186,129
Non-controlling interests	1,244,046,757	804,990,292	–	–

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Shu Yinbiao	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019

Amounts: In RMB Yuan, Except as noted

	For the nine months ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	141,095,909,623	141,172,776,353	39,206,462,332	45,175,111,990
Cash received from return of taxes and fees	133,116,238	52,263,706	2,348,247	1,653,109
Other cash received relating to operating activities	715,032,653	711,771,667	58,799,444	217,649,119

Sub-total of cash inflows of operating activities	141,944,058,514	141,936,811,726	39,267,610,023	45,394,414,218
Cash paid for goods and services received	94,691,531,943	102,947,674,717	28,554,674,735	35,143,184,152
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	8,467,424,277	7,454,678,252	2,581,836,649	2,451,681,383
Payments of taxes	9,296,793,445	7,801,923,323	2,163,716,136	2,406,414,023
Other cash paid relating to operating activities	1,042,482,927	1,366,273,267	250,942,345	363,103,924

Sub-total of cash outflows of operating activities	113,498,232,592	119,570,549,559	33,551,169,865	40,364,383,482

Net cash flows generated from operating activities	28,445,825,922	22,366,262,167	5,716,440,158	5,030,030,736
Cash flows generated from investing activities
Proceeds from disposal of an investment	1,250,000,000	–	1,250,000,000	–
Cash received on investment income	511,220,401	486,785,030	2,517,101,284	1,931,765,666
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	396,131,955	212,049,543	28,344,001	26,718,720
Other cash received relating to investing activities	550,832,000	680,299,213	532,264,400	615,013,100

Sub-total of cash inflows of investing activities	2,708,184,356	1,379,133,786	4,327,709,685	2,573,497,486

Payment for the purchase of property, plant and equipment, land use rights and other non-current assets	17,214,143,746	11,809,234,811	1,351,859,009	1,156,562,026
Cash paid for investments	230,320,000	661,340,959	5,236,650,433	9,139,203,885
Net cash paid for acquiring subsidiaries	–	586,680,000	–	–
Other cash paid relating to investing activities	–	9,580,363	–	–

	For the nine months ended 30 September
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company

Sub-total of cash outflows of investing activities	17,444,463,746	13,066,836,133	6,588,509,442	10,295,765,911

Net cash flows used in investing activities	(14,736,279,390)	(11,687,702,347)	(2,260,799,757)	(7,722,268,425)

Cash flows generated from financing activities
Cash received from investments	3,230,236,200	5,634,728,401	3,000,000,000	5,000,000,000
Including: cash received from non-controlling interests of subsidiaries	230,236,200	634,728,401	–	–
Cash received from borrowings	89,090,113,844	81,676,536,486	38,607,990,000	37,709,200,000
Cash received from issuance of short-term bonds	26,300,000,000	42,500,000,000	26,300,000,000	42,500,000,000
Other cash received relating to financing activities	–	139,024,031	–	14,016,905

Sub-total of cash inflows of financing activities	118,620,350,044	129,950,288,918	67,907,990,000	85,223,216,905

Repayments of borrowings	120,709,045,681	124,862,766,769	68,493,965,188	76,785,311,636
Payments for dividends, profit or interest expense	11,162,257,147	10,950,204,778	5,152,362,187	4,956,056,462
Including: dividends paid to non-controlling interests of subsidiaries	1,315,201,346	926,161,606	–	–
Other cash paid relating to financing activities	417,055,363	661,603,241	97,442,849	81,056,338

Sub-total of cash outflows of financing activities	132,288,358,191	136,474,574,788	73,743,770,224	81,822,424,436

Net cash flows used in financing activities	(13,668,008,147)	(6,524,285,870)	(5,835,780,224)	3,400,792,469

Effect of exchange rate fluctuations on cash held	8,166,655	28,705,915	46,838	68,782

Net increase/(decrease) in cash	49,705,040	4,182,979,865	(2,380,092,985)	708,623,562
Add: cash at beginning of period	15,402,577,291	9,395,734,688	4,288,696,074	942,143,443

Cash at end of period	15,452,282,331	13,578,714,553	1,908,603,089	1,650,767,005

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Shu Yinbiao	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 23, 2019